TATA

04012359

20th January 2004

BP/AD-M1A/33

82-3733

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Third Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the Third Quarter ended 31st December 2003 along with segment-wise reporting.

The above results are being published in newspapers on 21st January 2004.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED 31ST DECEMBER, 2003

	Particulars	Quarter ended		Nine months ended		Year ended
		31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02	31-Mar-03
		MUs	MUs	MUs	MUs	MUs
1.	Generation	3339	3440	9656	10256	12996
2.	Sales	3174	3235	9163	9707	12318
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	Net Sales/Income from Operations	**1027.45**	**1147.91**	**3138.49**	**3390.44**	**4300.50**
4.	Increase/(Decrease) in Work-in-Progress in respect of contracts	33.37	(3.25)	62.52	(10.33)	(11.98)
5.	Expenditure					
	a) Staff Cost	42.00	38.68	126.15	94.50	141.95
	b) Cost of Power Purchased	99.81	99.06	309.28	306.72	406.90
	c) Cost of Fuel	445.79	599.68	1426.56	1682.12	2062.59
	d) Other expenditure	117.21	91.36	356.46	367.15	492.92
	e) Total expenditure (5a to 5d)	704.81	828.78	2218.45	2450.49	3104.36
6.	Operating Profit	356.01	315.88	982.56	929.62	1184.16
7.	Other Income	37.86	32.61	111.01	118.81	152.03
8.	Interest and Finance Charges	57.02	84.51	196.63	267.26	341.21
9.	Gross Profit after interest and finance charges but before Depreciation and Tax (6+7-8)	336.85	263.98	896.94	781.17	994.98
10.	Depreciation	85.91	80.80	249.54	243.59	318.04
11.	Profit before tax (9-10)	**250.94**	**183.18**	**647.40**	**537.58**	**676.94**
12.	Provision for Taxation					
	Current Tax	68.59	51.50	205.52	161.22	215.27
	Deferred Tax	(2.14)	(14.29)	(12.85)	11.71	(58.25)
13.	Net Profit after tax (11-12)	**184.49**	**145.97**	**454.73**	**364.65**	**519.92**
14.	Statutory & Special Appropriations					69.91
15.	Distributable Profit (13-14)					450.01
16.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91	197.91	197.91
17.	Reserves including Statutory Reserves					3959.44
18.	Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	9.32	7.38	22.98	18.43	26.27
19.	Aggregate of non-promoter shareholding					
	No of shares			13,35,33,222	13,35,04,022	13,35,04,022
	% of shareholding			67.48	67.46	67.46
20.	Final Dividend (Proposed)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)					6.50
	Amount (Rs. in crores)					128.78

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 20th January, 2004.
2. The quarterly and the nine months results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948/ Electricity Act, 2003 (including in respect of Deferred Taxation Liability) for which adjustments will be made for the year as a whole. Accordingly the quarterly and the nine months results are not representative of the results for the whole year.
3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000 .This amount upto 31st December, 2003 aggregates to Rs. 941.50 crores, including Rs. 148.50 crores for the nine months ended 31st December, 2003 (Rs. 49.50 crores for the quarter ended 31st December, 2003). However, these amounts have been disputed by BSES and only Rs.678.10 crores have been paid by BSES to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 31st December, 2003 . MERC had heard the dispute and issued an Order on 7th December, 2001. This Order was challenged by both parties before the High Court which has remanded the matter back to MERC. Appeals by both parties to the Supreme Court against the Order of the High Court have been dismissed and the matter has been remanded back to MERC. Hearing of the matter on the remand is in progress before MERC.

   Pending reconsideration by MERC, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amounts not ascertained) for the years 2000-01, 2001-02, 2002-03 and for the quarter/nine months ended 31st December, 2003.
4. During the quarter ended 31st December, 2003, the Company has acquired 100% of the shareholding of Duncans North Hydro Power Co. Ltd. and consequently Duncans North Hydro Power Co. Ltd. has become a wholly owned subsidiary of the Company.
5. During the quarter ended 31st December, 2003, Premium on redemption of debentures amounting to Rs. 40.84 crores has been charged to Share Premium account.
6. The above results include the following items relating to the previous years -

	Quarter ended 31-Dec-2003	Nine months ended 31-Dec-2003	Quarter ended 31-Dec-2002	Nine months ended 31-Dec-2002	Year ended 31-Mar-2003
	Rs Crores	Rs Crores	Rs Crores	Rs Crores	Rs Crores
Net Sales/Income from Operations	0.47	4.47	0.13	0.85	-
Other Income	-	10.63	-	-	-
Other Expenditure	(2.48)	-	-	-	1.18
Net Income	2.95	15.10	0.13	0.85	(1.18)

7. Staff Costs and Other Expenditure for the nine months ended 31st December, 2002 are net of reversal of provisions made in earlier periods aggregating to Rs. 26.31 crores and Rs. 17.64 crores respectively (Rs. Nil for the quarter ended 31st December, 2002)
8. The Auditors Report for the year ended 31st March, 2003 has referred to the accounting policies consistently followed by the Company in regard to (a) deferred taxation (b) borrowing costs attributable to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies relate to the licenced business and which policies though conforming to the Electricity (Supply) Act,1948 differ from relevant Accounting Standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956. These accounting policies have also been followed for the quarter/nine months ended 31st December, 2003.
9. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st October, 2003	18
Received during the quarter ended 31st December , 2003	97
Disposed off during the quarter ended 31st December, 2003	17
Unresolved at the end of the quarter ended 31st December, 2003	98 @

   @ Includes 85 complaints pertaining to non-receipt of dividend for the Financial Year 2002-03, the reconciliation of which was completed after the quarter ended 31st December, 2003 and have been resolved as on date.
10. Previous period/year figures have been regrouped wherever necessary.

Date: 20th January, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N. TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

	Quarter ended		Nine months ended		Year ended
Particulars	31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02	31-Mar-03
Segment Revenue					
Power business	1,008.21	1,133.39	3,079.35	3,347.41	4,229.82
Others	19.38	14.52	59.57	43.19	70.89
Total Segment Revenue	1,027.59	1147.91	3,138.92	3390.60	4,300.71
Less: Inter segment revenue	0.14	0.00	0.43	0.16	0.21
Net Sales/Income from Operations	**1,027.45**	**1,147.91**	**3,138.49**	**3,390.44**	**4,300.50**
Segment Results					
Power business	270.21	241.62	735.59	688.95	875.64
Others	5.37	0.73	13.16	0.96	3.49
Total Segment Results	275.58	242.35	748.75	689.91	879.13
Less: Interest Expense	54.53	81.71	187.02	238.86	308.27
Add: Unallocable Income net of unallocable expense	29.89	22.54	85.67	86.53	106.08
Total Profit Before Tax	**250.94**	**183.18**	**647.40**	**537.58**	**676.94**
Capital Employed					
Power business	3,563.01	3,843.24	3,563.01	3,843.24	3,739.70
Others	184.40	143.58	184.40	143.58	153.26
Total Capital Employed	**3,747.41**	**3,986.82**	**3,747.41**	**3,986.82**	**3,892.96**

Types of products and services in each business segment:
Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.

TATA

20th January 2004
BP/AD-M1A/34

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Third Quarter) – Press Release

Further to our letter No.BP/AD-M1A/33 dated 20th January 2004, we are forwarding herewith for your record a copy of the Press Release issued by the Company today.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

Mumbai
January 20, 2004

Press Release

Tata Power Q3 PAT up by 26.39% at Rs. 184.49 crores, Revenues at Rs. 1027.45 crores

Quarterly Highlights:

- In the three months ended December 2003, Tata Power reported Revenues at Rs. 1027.45 crores against Rs. 1147.91 crores in the corresponding period last year while the Profit after Tax increased to Rs. 184.49 crores from Rs. 145.97 crores registering a growth of 26.39%.

- Sales to BSES at 861 million units were higher by 11% while sales to MSEB were lower at 165 million units as compared to 400 million units in Q3 FY03. As part of increasing its customer base Tata Power has commenced sales to Madhya Pradesh Electricity Board in the month of December.

- As part of its ongoing cost control exercise Tata Power realized a savings of Rs. 65.55 crores on fuel costs due to change in fuel mix and heat rate improvement.

- Interest & finance charges were lower by 32.53% at Rs. 57.02 crores against Rs. 84.51 crores last year due to the implementation of the ongoing financial restructuring exercise wherein the Company prepaid loans to the extent of Rs. 319 crores in Q3 FY04. Cumulative repayment of debt in the nine month period April to December 2003 was Rs. 428 crores.

Other Developments

- Construction work at 120 MW Jojobera expansion plant commenced with 97% of contracts already placed.
- The acquisition of Shrinagar Project in Uttaranchal has been completed and the Project Company has become a 100% subsidiary of Tata Power.

Announcing the results, **Mr. Firdose Vandrevala, Managing Director** said, 'Tata Power's management has laid emphasis on improving profitability and enhancing shareholder value via a combination of increased focus on new business areas and greater thrust on reducing per unit power cost. Over the last two quarters the management has seized the opportunity offered within the ambit of Electricity Act, to lay a strong future growth path.'

The financial results table is enclosed.

For further information please contact:

Amulya Charan
Vice President-Finance
The Tata Power Company Limited
Ph: 022 5665 8811
Fax: 022 5665 8812
E-mail: acharan@tpc.co.in

Toll free: 1600 117575
Website: www.tatapower.com